EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2004	2003	2002	2001	2000
	(In thousands, except for ratios)
Earnings
Income from continuing operations before income taxes (1)	$478,991	$393,122	$450,162	$432,272	$364,348
Less: Equity in earnings from unconsolidated subsidiaries	(83,554)	(4,597)	(44,225)	(18,788)	(11,880)
Add: Equity in earnings (losses) from unconsolidated subsidiaries with greater than 50% ownership	764	(31,096)	23,371	—	—
Add: Distributed earnings of subsidiaries with less than 50% ownership	1,007	157	5,798	—	—
Fixed charges	44,497	40,414	30,599	27,173	22,426

Total earnings	$441,705	$398,000	$465,705	$440,657	$374,894

Fixed charges
Interest expense and distributions on mandatorily redeemable preferred securities	$34,626	$24,491	$21,684	$22,822	$18,670
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	7,540	12,389	5,493	—	—
Interest component of rent expense (2)	2,331	3,534	3,422	4,351	3,756

Total fixed charges	$44,497	$40,414	$30,599	$27,173	$22,426

Ratio of earnings to fixed charges	9.93	9.85	15.22	16.22	16.72

(1)	In the fourth quarter of 2003, the Company announced that it had reached a definitive agreement to sell APTIC. Following the announcement, the Company began reporting APTIC’s results as discontinued operations in the Consolidated Statements of Operations. The calculation of the ratio of earnings to fixed charges excludes discontinued operations. We restated 2002 and prior periods.
(2)	Represents an estimated interest factor.